August 6, 2025

Grayson Pranin
President, Chief Executive Officer and Director
Sandridge Energy, Inc.
1 E. Sheridan Ave, Suite 500
Oklahoma City, Oklahoma 73104

       Re: Sandridge Energy, Inc.
           Registration Statement on Form S-3
           Filed August 4, 2025
           File No. 333-289202
Dear Grayson Pranin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson at 202-551-3584 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Michael J. Blankenship